                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year end 12/31/1999

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQURIED)

For the transition period from _____________ to _____________ Commission file number ____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

                       Financial Statements and Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT



To the Plan Advisory Committee of the
Team Financial, Inc. Employees' Stock
Ownership Plan of Team Financial, Inc:


We have audited the accompanying statements of net assets available for plan benefits of the Team Financial, Inc. Employees' Stock Ownership Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1999, 1998, and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Team Financial, Inc. Employees' Stock Ownership Plan as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the years ended December 31, 1999, 1998, and 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    KPMG LLP

June 2, 2000

                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

                                                                                            1999              1998
                                                                                        --------------    --------------
Assets:
    Cash                                                                              $       718,765             7,746
    Investments, at fair value:
      Common stocks:
        Team Financial, Inc.                                                               10,996,506        17,868,683
        Other                                                                                 672,007                 --
      U. S. government agency obligations                                                     295,065                 --
    Interest and dividends receivable                                                          68,613                 --
                                                                                        --------------    --------------

             Total assets                                                                  12,750,956        17,876,429

Liabilities - notes payable                                                                         --         1,000,000
                                                                                        --------------    --------------

             Net assets available for plan benefits                                   $    12,750,956        16,876,429
                                                                                        ==============    ==============

See accompanying notes to financial statements.

                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

              For the years ended December 31, 1999, 1998, and 1997

                                                                            1999             1998            1997
                                                                        --------------  ---------------  --------------
Additions to net assets attributed to:
    Appreciation (depreciation) in fair value of investments          $    (2,943,050)        (655,238)      2,736,004
    Dividend income                                                           269,730          364,021         388,394
    Contributions from employer                                               300,244          542,574         622,701
    Interest income                                                            49,749               49             804
    Transfers from other plan                                               1,245,161               --              --
                                                                        --------------  ---------------  --------------

             Net additions                                                 (1,078,166)         251,406       3,747,903
                                                                        --------------  ---------------  --------------

Deductions from net assets attributed to:
    Distributions to participants                                           3,007,172        1,422,022         357,403
    Interest expense                                                           25,245           96,356         123,126
    Administrative expenses                                                    14,890               --              --
                                                                        --------------  ---------------  --------------

             Total deductions                                               3,047,307        1,518,378         480,529
                                                                        --------------  ---------------  --------------

             Increase (decrease) in net assets
                available for plan benefits                                (4,125,473)      (1,266,972)      3,267,374

    Net assets available for plan benefits:
      Beginning of year                                                    16,876,429       18,143,401      14,876,027
                                                                        --------------  ---------------  --------------

      End of year                                                     $    12,750,956       16,876,429      18,143,401
                                                                        ==============  ===============  ==============

See accompanying notes to financial statements.

                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


  (1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        ORGANIZATION

        The Team Financial, Inc. Employees' Stock Ownership Plan (the Plan) has been adopted by Team Financial, Inc. and its affiliates: TeamBank N.A., Iola Bank & Trust Company, Allen County Investment Services, Inc., The First National Bank and Trust Company of Parsons, Kansas, and Community Bank. The Plan is administered by the Company as Plan Administrator and Trustee.

        On June 21, 1999, Team Financial completed an initial public offering of its common stock. As part of the initial public offering, the Plan sold 300,000 shares of Team Financial stock. Net proceeds of $3,139,000 were used to repay debt and to reinvest in other common stock investments.

        GENERAL

        The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

        BASIS OF PRESENTATION

        The accompanying financial statements have been prepared on an accrual basis in conformity with generally accepted accounting principles and present net assets available for plan benefits and changes in those net assets. Dividend income is accrued on the ex-dividend date. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

        INCOME TAXES

        The Plan has received a favorable determination letter from the Internal Revenue Service indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan Administrator has amended the Plan to conform to the Tax Reform Act of 1986 and has requested a determination letter from the Internal Revenue Service. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan, as amended.

        USE OF ESTIMATES

        The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (2)   MERGER

        In December 1999, Team Financial acquired ComBankshares, Inc. and its wholly owned subsidiary, Community Bank. In conjunction with the acquisition, ComBankshares, Inc. Employee Stock Ownership Plan was merged into the Plan. The total assets transferred to the Plan at fair value were $1,245,161, consisting primarily of 3,465 shares of ComBankshares common stock which was exchanged for 102,330 shares of Team Financial common stock.

  (3)   INVESTMENT POLICY AND CONTRIBUTIONS

        Contributions to fund the Plan are determined by Team Financial's Board of Directors. Contributions may be made in cash, common stock, or other investments as determined by the Board of Directors. Team Financial may make a contribution up to 15% of the compensation paid to participating employees during the Plan year. Pursuant to certain limitations set forth in the Internal Revenue Code, Team Financial may contribute additional amounts of up to 10% of the total compensation of all participants to apply to a principal repayment on the borrowings incurred for the purpose of acquiring common stock, and/or an amount without limitation if it is to be applied to the repayment of interest on borrowings incurred for the purpose of acquiring common stock.

        The Plan does not permit contributions by participants.

  (4)   PROVISIONS OF THE PLAN

        All employees are eligible to become participants of the Plan on the January 1 or July 1 following the later of six months of employment or age nineteen.

        With limited exceptions, an employee must complete 1,000 hours of service during the Plan year and must be employed by the employer on the last day of the Plan year to be entitled to an allocation of Team Financial contributions. Contributions are allocated based upon vesting percentages as shown below:

                                                 PERCENT
                             YEARS OF           OF VESTED
                             SERVICE             INTEREST
                      -----------------------  -------------

                      Less than 3 years                   - %
                      3 years                            20
                      4 years                            40
                      5 years                            60
                      6 years                            80
                      7 years or more                   100
                                               =============

        Participants are eligible for benefit distributions following death, disability, retirement, or other termination of employment. When a participant's employment is terminated because of retirement, permanent disability, or death, then, unless the participant elects otherwise, the distributions of the participant's account must commence not later that one year after the close of the Plan year in which the event occurs. When a participant's employment is terminated for any other reason, the form of the distribution depends on the balance in the participant's account. If the vested balance is less than $5,000, the Plan will distribute that amount, in a lump sum, in the Plan year following the Plan year in which the participant terminates. If the vested account balance exceeds $5,000, then, unless the participant elects otherwise, the Plan will generally commence distributions of such amount in the Plan year following the date of termination. Distributions may be in a lump sum or installments. Generally, the portion of a participant's account invested in Team Financial common stock will be distributed in the form of Team Financial common stock, and the remaining portion of the participant's account will be distributed at the participant's election, either in the form of Team Financial common stock or cash. Additionally, vested benefits may be paid to a participant if the participant reaches age sixty or if the participant reaches age fifty-five and has participated in the Plan for at least ten years.

        Forfeitures are allocated to the account of each participant in the same manner as Company contributions.

  (5)   INVESTMENTS

        The Plan's investments are stated at fair value. Prior to the initial public offering of Company common stock, fair value was determined based upon results of an independent appraisal. Subsequent to the initial public offering, fair value is determined by quoted market prices.

        The following presents the investment that represented 5% or more of the Plan's net assets:

                                                     1999             1998
                                                ---------------  ---------------
Team Financial, Inc. common stock             $     10,996,506       17,868,683
                                                ===============  ===============

        The investment in Team Financial common stock represents approximately 30% and 53% of the outstanding common stock of Team Financial at December 31, 1999 and 1998, respectively.

        During 1999, 1998, and 1997, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                     1999           1998           1997
                                                 --------------  ------------   ------------
U. S. government agency obligations            $        (4,935)            -              -
Common stock                                        (2,938,115)     (655,238)     2,736,004
                                                 --------------  ------------   ------------

                                               $    (2,943,050)     (655,238)     2,736,004
                                                 ==============  ============   ============

  (6)   NOTES PAYABLE TO BANK

        As of December 31, 1998, the Plan had certain term loan agreements with an unrelated bank on behalf of the Plan. The proceeds of those loans were used to acquire shares of Team Financial common stock. The borrowings bore interest at rates ranging from 5.6% to 6.75%, were scheduled to mature in 2002 and 2004, and were secured by 134,560 shares of Team Financial common stock.

  (7)   RECONCILIATION TO FORM 5500

        At December 31, 1999, the Plan had dividends receivable of $61,092 from Team Financial. This amount is presented herein as a component of net assets in the accompanying financial statements, but is excluded from the Form 5500.

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1999:

           Net assets available for benefits per
               the financial statements                  $    12,750,956
           Dividends receivable                                  (61,092)
                                                           --------------

           Net assets available for benefits per
               the Form 5500                             $    12,689,864
                                                           ==============

        The following is a reconciliation of dividend income per the financial statements to the Form 5500 for the year ended December 31, 1999:

           Dividend income per the financial
               statements                                $       269,730
           Less dividends receivable at
               December 31, 1999                                 (61,092)
                                                           --------------

           Dividend income per the Form 5500             $       208,638
                                                           ==============

                                                                      SCHEDULE 1
                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

                 Schedule of Assets Held for Investment Purposes

                               December 31, 1999

                                                                                             FAIR          HISTORICAL
     UNITS                              DESCRIPTION OF INVESTMENT                           VALUE             COST
---------------    ------------------------------------------------------------------------------------   --------------
                   Common stock:
     1,221,834       Team Financial, Inc.*                                            $     10,996,506        5,129,735
         1,000       Abbot Laboratories                                                         36,313           37,775
           400       America Online, Inc.                                                       30,350           28,639
           500       Bristol Myers Squibb Company                                               32,094           37,192
           800       Citigroup, Inc.                                                            44,550           39,931
           400       Clorox Company                                                             20,150           16,614
           500       Cisco Systems, Inc.                                                        53,563           35,926
           350       Dell Computer Corporation                                                  17,850           14,736
           200       EMC Corporation                                                            21,850           14,344
           500       Fannie Mae                                                                 31,219           33,976
           500       Gillette Company                                                           20,594           18,700
           350       Intel Corporation                                                          28,809           28,309
           500       Coca-Cola Company                                                          29,125           24,694
           400       Lucent Technologies, Inc.                                                  30,000           26,225
           700       McDonalds Corporation                                                      28,219           31,007
           300       Microsoft Corporation                                                      35,025           27,333
           500       Pfizer, Inc.                                                               16,219           19,169
           500       SBC Communications, Inc.                                                   24,375           25,131
           800       AT&T Corporation                                                           40,650           36,044
           500       Walgreen Corporation                                                       14,625           12,488
           525       MCI WorldCom, Inc.                                                         27,858           29,712
           200       Warner Lambert Company                                                     16,388           13,792
           896       ExxonMobile Corporation                                                    72,184           66,535
                                                                                        ---------------   --------------

                                 Total common stock                                         11,668,513        5,748,007
                                                                                        ---------------   --------------

                   U. S. government agency obligations:
       100,000       Federal Home Loan Mortgage Corp., 7.05%                                    97,875          100,000
       100,000       Federal Home Loan Mortgage Corp., 7.32%                                    98,990          100,000
       100,000       Federal Home Loan Mortgage Corp., 7.16%                                    98,200          100,000
                                                                                        ---------------   --------------

                                 Total U. S. government agency obligations                     295,065          300,000
                                                                                        ---------------   --------------

                                 Total assets held for investment purposes            $     11,963,578        6,048,007
                                                                                        ===============   ==============

* Team Financial, Inc. is a party-in-interest to the Plan.


See accompanying independent auditors' report.

                                                                      SCHEDULE 2
                              TEAM FINANCIAL, INC.
                         EMPLOYEES' STOCK OWNERSHIP PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 1999

                                                                                               CURRENT
                                                               EXPENSE                         VALUE OF
                                                               INCURRED                        ASSET ON
                                                                 WITH           COST            TRANS-
      DESCRIPTION              PURCHASE         SELLING         TRANS-           OF             ACTION           NET
       OF ASSETS                PRICE            PRICE         ACTIONS          ASSET            DATE            GAIN
------------------------    ---------------  --------------  -------------  --------------  ---------------  -------------
Cash                      $     15,412,560      14,701,541              -      30,114,101       30,114,101              -
Team Financial, Inc.
    common stock                 1,263,139       5,143,464              -       2,816,036        6,406,603      3,590,567
                            ===============  ==============  =============  ==============  ===============  =============

See accompanying independent auditors' report.


                                       9